Salient Capital, L.P.

**Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm
December 31, 2021**

(This report is deemed public in accordance with rule 17a-5 (e)(3))

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67938

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING Jan 1, 2021 (MM/DD/YY) AND ENDING Dec 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Salient Capital, LP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4265 San Felipe St., 8th Floor

(No. and Street)

Houston, TX 77027

(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)
Laura Lang	310-441-2300	llang@salientpartners.com

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weaver & Tidwell, LLP

(Name – if individual, state last, first, and middle name)

24 Greenway Plaza, Suite 1800, Houston, TX. 77046

(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
10/14/2003	410

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Laura Lang_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Salient Capital, LP_____, as of ___December 31,_____, 2_021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached Certificate

Signature: _____

Title: ___CFO_____

Notary Public _____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

GOVERNMENT CODE § 8202

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Los Angeles_

Subscribed and sworn to (or affirmed) before me on

this _28_ day of _FEB_, 20_22_, by
   Date   Month   Year

(1) _LAURA LANG_

(and (2) _____),
          Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
                Signature of Notary Public

ABRAHAM KANAAN
Notary Public - California
Los Angeles County
Commission # 2371613
My Comm. Expires Aug 19, 2025

Place Notary Seal and/or Stamp Above

—— **OPTIONAL** ——

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _Annual Reports Form X-17A-5 Part III_

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____



Report of Independent Registered Public Accounting Firm

To the Partners and Management of
Salient Capital, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Salient Capital, L.P. (a Texas Limited Partnership) (the Partnership) as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly in all material respects, the financial position of the Partnership as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Partnership's auditor since 2015.

Houston, Texas
February 28, 2022

Weaver and Tidwell, L.L.P.
24 Greenway Plaza, Suite 1800 / Houston, Texas 77046
Main: 713.850.8787

CPAs AND ADVISORS | WEAVER.COM

Salient Capital, L.P.
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	129,195
Accounts receivable		60,000
Prepaid expenses		23,803
Total assets	$	212,998

Liabilities and Partners' Capital

Accounts payable and accrued liabilities	$	5,332
Due to affiliates		7,501
Total liabilities		12,833
General Partner		(124,286)
Limited Partner		321,451
Total partners' capital		200,165
Total liabilities and partners' capital	$	212,998

The accompanying notes are an integral part of the financial statement.

1.   **Organization**

Salient Capital, L.P. (the "Partnership"), a Texas limited partnership formed in March 2002, was granted membership in the Financial Industry Regulatory Authority ("FINRA") on November 6, 2008. It is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Partnership does not claim an exemption from Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in FAQS 8. The Partnership represents that it does not and will not (1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, 2) does not and will not carry accounts of or for customers and 3) does not and will not carry PAB accounts. The Partnership's general partner (with 1% ownership interest) is Salient Capital Management, LLC and the sole limited partner (with 99% ownership interest) is Salient Partners, L.P. The general partner and limited partner share in the profits and losses of the Partnership based on their percentage ownership and the obligations of the Partnership do not extend to the partners beyond their respective capital contributions. As of December 31, 2021, the Partnership was registered as a limited broker-dealer in 52 U.S. states and territories.

Liquidity

The limited partner provided cash funding via capital contributions during the year. The Partnership will rely on the partners for additional capital contributions to maintain the operations of the Partnership.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market accounts. The Partnership's cash and cash equivalents are on deposit at major U.S. banking institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Partnership periodically assesses the financial condition of these institutions and assesses credit risk.

Accounts Receivable

The Partnership has adopted ASC Topic 326, *Financial Instruments – Credit Losses*. An allowance for credit loss is based on the Partnership's expectation of the collectability of financial instruments carried at amortized cost. The need for an allowance for doubtful accounts is based on management's assessment of the collectability of specific accounts, the aging of the receivable,

historical experience, and other currently available evidence. The Partnership's expectation is that credit risk is not significant until receivables are more than 90 days past due. The Partnership's receivables arise from placement fees earned and are due 30 days after each quarter-end. The Company does not require collateral. Based on historical losses and the short-term nature of the Company's accounts receivable, management has determined that no allowance is necessary as of December 31, 2021.

Fair Value Measurements

The Partnership's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, which are recorded at amounts that approximate fair value due to their liquid or short-term nature.

Income Taxes

The Partnership is not subject to federal taxes. The partners include in their federal tax returns the Partnership's income or loss. Accordingly, no provision for federal income taxes has been made for the Partnership. However, the Partnership is subject to state income taxes, including the Texas margin tax.

The Partnership follows the guidance issued in accounting for uncertainty in income taxes. The guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statement and applies to all income tax positions. Each income tax position is assessed using a two-step process.

A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based on technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statement equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of December 31, 2021, there were no amounts that had been accrued with respect to uncertain tax positions. Additionally, the Partnership did not incur any interest or penalties.

The Partnership has an annual federal partnership tax filing requirement (Form 1065). Additionally, the Partnership has an annual Texas franchise tax filing requirement and files an affiliate schedule in conjunction with Salient Partners, L.P. Texas franchise tax return. None of the Partnership's income tax returns are currently under examination by the Internal Revenue Service or the Texas Comptroller of Public Accounts. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local laws.

3.   **Related Parties**

Under the Expense-Sharing Agreement (ESA) with the limited partner, the limited partner provides all management and back-office services to the Partnership and pays certain overhead expenses, as defined in the ESA. In return, the Partnership pays the limited partner a management fee, which is payable monthly and renews annually, unless terminated by the Partnership or the limited partner upon 30 days written notice. As of December 31, 2021, the total payable to affiliate was $7,501.

As of December 31, 2021, the Partnership has agreements with two affiliated investment advisors, Salient Advisors, L.P. and Salient Capital Advisor, LLC, in which it earns fees for solicitation services.

4. **Customer Contracts – Receivables From and Payables To**

The Partnership had receivables from customers in the amounts of $60,000 and $0 at December 31, 2021 and 2020, respectively. The Partnership had no payables to customers at December 31, 2021 and 2020, respectively.

5. **Regulatory Requirements**

The Partnership, as a broker-dealer registered with the SEC, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $5,000 or $6^{2/3}$% of aggregate indebtedness. Additionally, partners' capital may not be withdrawn, or cash dividends paid, if the resulting net capital would be less than 120%. As of December 31, 2021, the Partnership's net capital was $116,362, which was $111,362 above its minimum requirement of $5,000. The ratio of aggregate indebtedness to net capital was 11.0%.

6. **Subordinated Debt Obligations**

During the year ended December 31, 2021, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in this financial statement.

7. **Subsequent Events**

The Partnership has evaluated subsequent events through February 28, 2022, the date the financial statement was available to be issued and determined that no events have occurred after December 31, 2021 that would require additional disclosure.